SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 17, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K (i) a press release dated November 15, 2004, announcing that superDimension received FDA approval on a lung monitoring tool designed with PLM Solutions from IBM and Dassault Systemes and (ii) a press release dated November 15, 2004 announcing a strategic partnership between OMRON and Delmia Corp.

superDimension Receives FDA Approval
Lung Monitoring Tool Designed with PLM
Solutions from IBM and Dassault Systèmes

superDimension cuts development time of innovative lung
cancer diagnostic device by 30% using SMARTEAM

Paris, France – November 15, 2004– IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that superDimension Ltd., a medical equipment manufacturer that specializes in minimally invasive diagnosis and treatment of lung disease via CT-guided bronchoscopy, has developed and received US Food & Drug Administration (FDA) approval of its superDimension™/Bronchus system using their Product Lifecycle Management (PLM) technology.

IBM PLM Solutions, with SMARTEAM for collaborative product data and lifecycle management developed by Dassault Systèmes, have enabled superDimension to develop and deliver a real-time minimally invasive lung navigation system an estimated 30% faster than originally planned. The innovative medical device, the superDimension/Bronchus system, improves the success rate in diagnosing and treating lung cancer and other lung diseases via CT-guided bronchoscopy by enabling access to the peripheral areas of the lungs in a minimally invasive manner.

superDimension used SMARTEAM’s regulatory approval template to speed superDimension/Bronchus through regulatory approvals, in this case, the U.S. government’s Food and Drug Administration (FDA) certified Code of Federal Regulations (CFR) 21 Part 11. The template feature stores thousands of pages of superDimension’s design reviews, market data and engineering data in an easily searchable, organized, secure, and audited structured platform with electronic signatures for accountability.

“Using SMARTEAM, the cycle time at superDimension for developing superDimension/Bronchus was reduced dramatically, and we expect even more time-savings once we start production and begin outsourcing components,” said David Tolkowsky, president and CEO of superDimension. “PLM technology has helped us develop a tool that was affordable and could be delivered very rapidly.”

“In addition to data management, SMARTEAM was also used to create a complex workflow for engineering change orders and change requests in the development of the Bronchus System,” said Denis Senpéré, vice president PLM Europe, Dassault Systèmes. “Using SMARTEAM for the entire process, changes are quicker, more accurate, paperless, and can easily be updated and accessed online.”

superDimension/Bronchus has also received the CE Mark approval, which indicates that a product complies with the essential requirements of European laws, and has successfully completed clinical trials in Germany and Israel.

# # #

About superDimension

superDimension is an emerging leader in the minimally-invasive diagnosis and treatment of lung disease via CT-guided bronchoscopy. The superDimensionTM/Bronchus system answers one of the most critical needs in the field, namely to accurately reach lung locations that are far beyond the bronchoscope’s own vision in a minimally-invasive manner. Such locations are already where the majority of lung procedures are aimed at and include peripheral lesions as well as lymph nodes. For more information, visit http://www.superdimension.com

About IBM
IBM is the world’s largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

superDimension Press Contact: Doron Besser +972 9 971 3708 doronb@superdimension.com	IBM Press Contacts: Chris Sciacca +1 212 745 4732 csciacca@us.ibm.com	Dassault Systèmes Press Contacts: Anthony Marechal +33 1 55 49 84 21 anthony marechal@ds-fr.com Derek lane (Americas) +1 818 673 2243 Derek Lane@ds-us.com	Dassault Systèmes Investor Contacts: Harriet Keen Financial Dynamics +44 207 831 3113

OMRON and Delmia Corp. Form Strategic Partnership
for Industrial Automation Market

OMRON to integrate DELMIA Automation with its new
Control and Network Solution

Tokyo, Japan and Auburn Hills, Mich., USA – Nov. 15, 2004 — OMRON Corp., a leading manufacturer of control equipment for factory automation, and digital manufacturing supplier Delmia Corp., a Dassault Systèmes company (NASDAQ: DASTY; Euronext Paris: No. 13065, DSY.PA), today announced a strategic partnership through which OMRON will distribute DELMIA Automation as its new collaborative programming desktop for control engineers.

OMRON becomes a DELMIA business partner and will integrate DELMIA Automation into its new generation of Control and Network Solutions using Dassault Systèmes’ Component Application Architecture Version 5 (CAA V5).

Until now, companies have had to program control systems to use actual on-site equipment for testing and adjustments, but the integrated solution will make it possible to perform such checks before the equipment is even in place. With the solution, OMRON will support customers in planning, engineering, and starting up their manufacturing systems. OMRON will target the automotive industry with its solution before expanding the solution’s presence to various manufacturing industries worldwide, such as the semiconductor, electrical equipment, and food industries.

Integration of DELMIA Automation into OMRON’s solution will enable companies to drastically reduce engineering process time as well as system startup time, thereby reducing direct investment in new product launches and minimizing lost sales opportunities.

DELMIA Automation addresses all automation industries and enables companies to digitally define, control, and monitor automated systems. With its unique Logic Control Modeler (LCM), DELMIA Automation provides a “digital and generative model” of the control logic of an entire automation system independent of the PLC hardware. In addition, DELMIA Automation delivers PLC program validation entirely in a 3D virtual environment. Control and process engineers work on a common, collaborative platform.

“Combining Delmia Corp.‘s expertise in automation and production engineering software and our experience in developing high-precision sensing and control equipment,” said Fumio Tateisi, president, OMRON Industrial Automation Company, “we will contribute to considerably improving the productivity and profitability of manufacturers in a wide range of industries.”

“This partnership is an important step in our strategy to expand our presence as a global provider of digital manufacturing solutions to the industrial automation market,” said Philippe Charlès, CEO, Delmia Corp. “Partnering with OMRON, a global leader in automation, we are offering to the industry innovative solutions to digitally design, test and set up automated production systems driving innovation, quality and productivity.”

# # #

About OMRON Corporation
Headquartered in Kyoto, Japan, OMRON Corporation is a global leader in the field of automation. Established in 1933 and headed by President and CEO Hisao Sakuta, OMRON has more than 24,000 employees in over 35 countries working to provide and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines, and traffic control), and healthcare. The company is divided into five regions and head offices are in Japan (Kyoto), Asia Pacific (Singapore), China (Shanghai), Europe (Amsterdam) and US (Chicago). For more information, visit Omron’s Web site at http://www.omron.com

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

OMRON Press Contact: Osamu Harasawa OMRON Corporation Industrial Automation Company (for OMRON Corp.) mailto:osamu harasawa@ omron.co.jp	Delmia Corp. Press Contact: Nancy Lesinski French & Rogers (for Delmia Corp.) +1 248 641 0044 n.lesinski@french- rogers.com	Delmia Corp. Japan Press Contact: Toyohiko Soda +81-(0)45-470-8298 Toyohiko SODA@delmia.jp	Dassault Systèmes Press Contact: Anthony Maréchal +33 1 55 49 84 21 anthony marechal@ds-fr.com	Dassault Systèmes Investor Contact: Harriet Keen Financial Dynamics +44 207 831 3113

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: November 17, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration